FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	July	2004

Commission File No.	000-29898

Research In Motion Limited

(Translation of registrant’s name into English)

295 Phillip Street Waterloo, Ontario, Canada N2L 3W8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

DOCUMENT INDEX

Document		Page No.

1	News Release dated July 27, 2004 (“BlackBerry Connect Solution to be Enabled in Motorola MPx and MPx220 Mobile Devices”)	4

Document 1

May 3, 2004

FOR IMMEDIATE RELEASE

BlackBerry Connect Solution to be Enabled in Motorola MPx and MPx220 Mobile Devices

Waterloo, ON – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to enable BlackBerry® connectivity on the Motorola, Inc. (NYSE: MOT) MPx and MPx220 mobile devices. Through RIM’s BlackBerry Connect™ licensing program, the Motorola MPx and MPx220 will be able to connect to BlackBerry services including BlackBerry Enterprise Server™ and BlackBerry Web Client™.

“The MPx and MPx220 are the ultimate email devices for mobile professionals who want to stay in touch with their business, friends and family.” said Michael Tatelman, Vice-President and General Manager, MOTOPro Products, Motorola Inc. “Constant access to email is an essential part of everyday business and private life for busy people and the MOTOPro Innovation Platform provides the flexibility to deliver world class connectivity solutions such as RIM’s BlackBerry Connect.”

“We are pleased to work with Motorola to provide BlackBerry connectivity support for the Motorola MPx and MPx220,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “With BlackBerry Connect, Motorola customers will be able to choose the proven and popular BlackBerry service and enjoy always-on, push-based access to email on the go.”

For corporate customers, BlackBerry Enterprise Server software tightly integrates with Microsoft® Exchange or IBM Lotus® Domino™ (Novell GroupWise support is expected to be added later this year) and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data. For individuals and smaller businesses, BlackBerry Web Client provides an Internet-based email interface that allows users to access multiple existing corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and popular ISP email accounts) from a single device.

Condensing the power of a desktop into the convenience of a mobile phone, the Motorola MPx and MPx220 provide business consumers with a way to manage their mobile lives whether at work, at home, on the road or at play. The Motorola MPx, the device for heavy email users, provides a full QWERTY keyboard and built in WiFi in a high-end phone. Motorola MPx uses Microsoft Windows Mobile™ Pocket PC 2003, allowing compatibility with all Pocket PC applications. The Motorola MPX 220 is the ultimate device for globe trotting professionals with quad band performance and productivity and entertainment applications without compromising style. The MPx220 features Microsoft Windows Mobile SmartPhone 2003, designed to match and transpose the Outlook desktop experience.

The BlackBerry platform and services have been approved and deployed by carriers around the world and thousands of companies and government organizations have already installed BlackBerry Enterprise Server behind their firewall. The combination of RIM’s ‘always on’ connectivity and ‘push’ technology that automatically delivers email and other data to and from a wireless device, makes BlackBerry an efficient and attractive communications platform.

The BlackBerry Connect solution for the Motorola MPx and MPx220 is expected to be available separately via download in Q4. Further details will be available at a later date.

About Motorola

Motorola, Inc. (NYSE: MOT) is a global leader in wireless, broadband and automotive communications technologies that help make life smarter, safer, simpler, synchronized and fun. Sales in 2003 were US$27.1 billion. Motorola creates innovative technological solutions that benefit people at home, at work and on the move. The company also is a progressive corporate citizen dedicated to operating ethically, protecting the environment and supporting the communities in which it does business. For more information, please visit www.motorola.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

# # #

Media Contact:
Courtney Flaherty
Brodeur Worldwide for RIM
(212) 771-3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited

Registrant

Date:	July 27, 2004	By:	/s/ Angelo Loberto

(Signature)
Angelo Loberto
Vice President, Finance